Exhibit 99.1

Nexa meets 2019 guidance and provides 2019 operational results and 2020-2022 Guidance

Luxembourg, January 15, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX: NEXA) is pleased to announce the operational results for the three and twelve month period ended December 31, 2019 and provide its production and metal sales guidance for the three-year period 2020-2022. The Company is also providing cash cost, capital expenditures and other operating expenses guidance for 2020. The financial results for the fourth quarter and fiscal year 2019 will be published on Thursday, February 13, 2020 (after trading hours).

2019 Operational Highlights:

Metal Contained (in concentrate)		2019	2019 Guidance
Production

Zinc	kt	361	360	-	380
Copper	kt	38	35	-	38
Lead	kt	51	50	-	55
Silver	koz	8,901	8,400	-	9,000
Gold	koz	25	22	-	24

Smelting Sales		621	610	-	630

Zinc Metal	kt	585	573	-	591
Zinc Oxide	kt	37	37	-	39

•                  Production and sales guidance for the year were achieved.

•                  Zinc production of 83kt in 4Q19 was affected by the Vazante stoppage and lower production at Cerro Lindo mine.

•                  Metal sales volume of 621kt increased by 1% in 2019 versus 2018, reaching the midpoint of the guidance range.

2020-2022 Guidance Highlights:

•                  In 2020, zinc production at the mid-range of the guidance should be similar to 2019. For 2021, zinc production is estimated to increase 4% over 2020, and a further 7% in 2022 over 2021, after Aripuanã ramp up.

•                  Mining segment C1 cash costs are estimated at US$0.52/lb of zinc sold in 2020, mainly affected by higher TC and lower metal prices. Smelting C1 cash costs are estimated at US$0.90/lb.

•                  Capital expenditures in 2020 are expected to be US$410 million, including US$220 million investment in the Aripuanã project.

•                  2020 exploration and project development expenses are estimated at US$79 million.

CEO Message - Tito Martins:

“2019 was a challenging year. In addition to all the uncertainties of the macroeconomic scenario and the downward pressure on commodity prices, we also faced some setbacks in our operations which affected our results. In this context, we decided to review all our internal processes, prioritizing investments in operating efficiency initiatives to structurally improve our business for better returns in the long run.

For 2020, we expect to improve our operational performance to partially offset market-related factors, such as lower metal prices, delivering better results.

For the future, we continue to believe on market fundamentals and our strategy remains unchanged. Nexa has a unique position in Latin America with solid operations and a robust project pipeline and we are confident we will be able to delivery our projects, creating value for all our stakeholders.”

2019 Operational Results

Mining segment

Metal Contained (in concentrate)		4Q19	4Q18	2019	2018
Zinc	Kt	83	103	361	373
Cerro Lindo		29	40	126	130
El Porvenir		13	15	55	58
Atacocha		4	4	17	17
Vazante		30	36	139	141
Morro Agudo		7	9	24	26

Copper	kt	10	9	38	39
Cerro Lindo		10	9	38	38
El Porvenir		0.1	0.1	0.5	0.6

Lead	kt	12	15	51	52
Cerro Lindo		3.2	4.1	12	13
El Porvenir		3.8	4.1	17	17
Atacocha		3.9	4.1	16	16
Vazante		0.1	0.3	1.0	1.2
Morro Agudo		1.4	2.1	4.7	6.1

Silver	koz	2,197	2,162	8,901	7,986
Cerro Lindo		892	940	3,250	3,344
El Porvenir		777	654	3,413	2,534
Atacocha		500	440	1,882	1,679
Vazante		16	108	333	380
Morro Agudo		12	21	23	50

In 4Q19, treated ore volume was 3,147kt, down 8.4% from the same quarter a year ago, primarily driven by Vazante (-28%) and Cerro Lindo (-8%).

Zinc equivalent production was 135kt in 4Q19, down 13% compared to 4Q18. The average zinc grade decreased by 41bps to 2.98%. Lead followed the same trend and decreased by 6bps to 0.50%. Copper head grade increased by 6bps to 0.40%.

Zinc production of 83kt in the quarter was 20% lower than 4Q18, primarily driven by a 10kt production decrease in Cerro Lindo and 5kt in Vazante. Lead production followed the same trend and decreased by 16%. Copper production, however, increased by 11% to 10kt.

In 2019, treated ore volume decreased 0.4% year-over-year to 13,002kt. Average zinc grade was 3.16% compared with 3.27% in 2018. As a consequence, zinc production totaled 361kt, 3% lower than in 2018 (373kt). Copper and lead production followed the same trend and decreased by 2.2% and 1.8% to 38kt and 51kt, respectively.

•                  Cerro Lindo: Zinc production of 126kt in 2019 was down 3.1% year-over-year, primarily driven by the 1.7% decrease in treated ore volume. Average zinc head grade was 2.05% compared with 2.07% in 2018.

•                  El Porvenir: Zinc production was 55kt in 2019, a decrease of 5.5% versus the same period of last year, explained by the 1.4% decrease in treated ore volume and lower average zinc head grade (down 11bps to 2.92%).

•                  Atacocha: In 2019, zinc production of 17kt was down 0.7kt compared to last year mainly driven by the 3% decrease in treated ore volume due to a temporary maintenance shutdown in the year.

•                  Vazante: Zinc production in 2019 was 139kt, down 1.3% compared to 2018 due to the temporary reduction in processing capacity in 4Q19, to repair the trunnion used in the concentration plant.

•                  Morro Agudo: In 2019, zinc production of 24kt decreased 2.1kt compared to 2018 explained by lower zinc average grade (down 37bps to 2.33%).

Smelting segment

In 4Q19, metallic and oxide zinc production was 161kt, up 2.4% from the same quarter a year ago driven by higher production volume in Três Marias (+5%). Metal sales were 162kt, up 2% compared to last year.

In 2019, metal production was 624kt, up 1.0% from 2018. Metal sales amounted to 621kt in 2019, 1% higher compared to 2018, achieving the guidance range. Sales volume of metallic zinc of 585kt increased 5.8kt versus 2018 driven by higher sales from Cajamarquilla (+2.4%) and Juiz de Fora (+9.4%) smelters.

Smelting sales		4Q19	4Q18	2019	2018
Metallic zinc	kt	153	149	585	579
Cajamarquilla		88	88	341	333
Três Marias		43	41	158	167
Juiz de Fora		22	20	86	79

Zinc oxide	kt	9	10	37	38
Três Marias		9	10	37	38

Metal Sales	kt	162	158	621	617

•                  Peru: Metal sales were 88kt in 4Q19, similar to 4Q18 levels. In 2019, metal sales reached 341kt, 2% higher than 2018 due to higher export sales volume.

Production volume was 340kt in the year, up 3% from 2018, positively affected by the improved performance of Cajamarquilla smelter global recovery rate which increased by 35bps to 94.1%.

•                  Brazil: In 4Q19, metal sales amounted to 65kt, up 6% from 4Q18. In 2019, metal sales were 244kt, down 1% compared to a year ago following the 1% production decrease year-over-year.

Guidance 2020-2022

Mining segment

At the midpoint of the guidance range, zinc equivalent metal production is forecasted to increase 6.4% on average (2020-2022), mostly driven by the commissioning of Aripuanã in 2021.

For the forecasted period, zinc head grade is expected to be in the range of 2.98% and 3.01%, copper head grade is expected to be in the range of 0.34% and 0.38%, and lead head grade is expected to be in the range of 0.52% and 0.63%.

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2019 LME average benchmark prices: Zn: US$1.16/lb; Cu: US$2.72/lb; Pb: US$0.91/lb; Ag: US$16.2/oz; Au: US$1,393/oz.

Main products

Metal Contained (in concentrate)		2020e			2021e			2022e
Zinc	kt	338	-	375	348	-	395	371	-	422
Cerro Lindo		100	-	110	100	-	110	92	-	100
El Porvenir		53	-	60	53	-	60	53	-	60
Atacocha		20	-	25	20	-	25	23	-	26
Vazante		140	-	150	140	-	150	140	-	150
Morro Agudo		25	-	30	15	-	20	15	-	20
Aripuanã		under construction			20	-	30	48	-	66

Copper	kt	40	-	46	36	-	42	40	-	47
Cerro Lindo		40	-	45	35	-	40	35	-	40
El Porvenir		0.5	-	0.6	0.4	-	0.5	0.4	-	0.5
Aripuanã		under construction			1.0	-	2.0	5.0	-	7.0

Lead	kt	50	-	55	61	-	71	67	-	84
Cerro Lindo		10	-	12	11	-	12	9	-	10
El Porvenir		19	-	20	20	-	23	20	-	25
Atacocha		15	-	16	18	-	20	17	-	20
Vazante		1.0	-	1.5	1.1	-	1.2	0.9	-	1.2
Morro Agudo		5.0	-	5.5	4.5	-	5.1	5.0	-	6.0
Aripuanã		under construction			6.0	-	10	15	-	22

Silver	koz	8,825	-	9,230	9,750	-	10,770	10,460	-	11,615
Cerro Lindo		3,440	-	3,500	3,095	-	3,335	3,035	-	3,270
El Porvenir		3,280	-	3,495	3,805	-	3,975	3,805	-	3,975
Atacocha		1,760	-	1,840	1,940	-	2,140	1,940	-	2,140
Vazante		345	-	395	340	-	380	340	-	380
Aripuanã		under construction			570	-	940	1,340	-	1,850

•                  Cerro Lindo: The three-year production outlook is based on the updated Technical Report on the Cerro Lindo mine, prepared in accordance with the Canadian Securities Administrator’s National Instrument 43-101 and published on December 17, 2019. Assuming a total throughput for the mine of approximately 7.4Mt, average zinc production is estimated to be between 92-110kt over the next three years.

•                  El Porvenir: Zinc production at the midpoint of the three-year guidance range is estimated to increase 3% compared to 2019 due to better recovery performance.

Lead production (assuming mid-range production) is estimated to increase 15% compared to 2019, a further 10% in 2021 over 2020, and a further 5% in 2022 over 2021. Silver production follows the same trend and it is expected to be between 3,280-3,975koz for the three-year period.

•                  Atacocha: Zinc production at the midpoint of the 2020 guidance range is estimated to increase 6kt over 2019. For 2021, zinc production should be similar to 2020 and it is forecasted to increase again in 2022 to 23-26kt.

•                  Vazante: Zinc production for the three-year guidance is estimated to be between 140-150kt driven by Vazante mine deepening brownfield project expansion, increased production at Extremo Norte Site, ore sorter application and dilution reduction.

•                  Morro Agudo: Zinc production in 2020 is estimated to be between 25-30kt. For 2021-2022, zinc production is estimated to decrease due to lower ore availability. Exploration drilling in the parallel structure to the west of Bonsucesso will continue and, if successful, zinc production should reverse the downward trend by 2023.

•                  Aripuanã: The construction of the Aripuanã project continues to advance and its start-up is expected during 2021. Zinc production in the first year, assuming our conservative scenario, is expected to be between 20-30kt. For 2022, zinc production is estimated at 48kt to 66kt.

Smelting segment

Sales		2020			2021			2022
Metal sales	kt	615	-	635	620	-	640	630	-	650
Zinc metal		578	-	596	583	-	601	593	-	611
Zinc oxide		37	-	39	37	-	39	37	-	39

Metal sales volume at the midpoint of the guidance range in 2020 is estimated to increase 4kt compared to 2019. For 2021, metal sales volume is forecasted to increase 5kt over 2020, and a further 10kt in 2022 over 2021. This estimated increase in performance is explained by regular production across our smelters with productivity gains driven by the increase in silicate mix feed to the Três Marias smelter, improvement in secondary mix feed to the Juiz de Fora smelter and continuous improvement in Cajamarquilla operation.

2020 Cash Cost Guidance

Cash costs for 2020 are based on several assumptions, including but not limited to:

•                  Production volumes;

•                  Commodity prices (Zn: US$1.09/lb, Cu: US$2.68/lb, Pb: US$0.88/lb, Ag: US$16.8/oz, Au: US$1,470/oz);

•                  Foreign exchange rates (BRL/USD: 3.95 and Soles/USD: 3.35); and

•                  Treatment charge of US$275/t concentrate.

2020 Cash Cost	(US$/lb)
Mining Cash Cost (1)	0.52
Cerro Lindo	0.16
El Porvenir	0.70
Atacocha	0.63
Vazante	0.61
Morro Agudo	1.05
Smelting Cash Cost (2)	0.90
Cajamarquilla	0.91
Três Marias	0.82
Juiz de Fora	1.06

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

2020 Capital Expenditures (“CAPEX”) Guidance

In 2020, CAPEX guidance is US$410 million and it includes the estimated US$220 million investment in the Aripuanã greenfield project.

CAPEX (US$ million)	2020

Expansion projects	247
Aripuanã	220
Others (1)	27

Non Expansion	163
Sustaining	102
HSE (2)	43
Others (3)	18

TOTAL	410

(1) Including US$16 million related to Vazante mine deepening brownfield project.

(2) Investments in tailing dams are included in HSE expenses.

(3) Modernization, IT and others.

2020 Other Operating Expenses

Other operating expenses (US$ million)	2020

Exploration	57

Project Development	22

Sub-Total	79

Other	15
Technology	7.5
Communities	7.7

TOTAL	94

Note: Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources. Our exploration expense guidance of US$57 million relates mainly to greenfield projects (US$30 million). Our project development expense guidance of US$22 million includes projects in FEL1 & FEL2 stages.

UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2019 will be published on Thursday, February 13, 2020, after trading hours. Nexa will host a conference call to discuss the results on Friday, February 14, 2020.

Date: Friday, February 14, 2020 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800-8910015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

For further information, please contact:

Roberta Varella — Head of Investor Relations

ir@nexaresources.com

+55 11 3405-5601

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after by-product credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Press Release.

Cautionary Statement on Forward-Looking Statements

The figures contained in this News Release are considered preliminary and were not audited. This News Release also contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).